Issuer Free Writing Prospectus dated January 21, 2010

Filed pursuant to Rule 433

Registration File No. 333-162543

Supplementing the Preliminary Prospectus dated January 7, 2010

CELLU TISSUE HOLDINGS, INC.

This free writing prospectus of Cellu Tissue Holdings, Inc. relates only to the securities described in, and should be read together with, the preliminary prospectus, dated January 7, 2010 (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-162543) of Cellu Tissue Holdings, Inc., as filed with the Securities and Exchange Commission on January 8, 2010 (as so amended, the “Registration Statement”), including the section entitled “Risk Factors,” before deciding to invest in the securities described below.

Proposed Terms of Initial Public Offering

Common stock offered by Cellu Tissue	2,675,000 shares

Common stock offered by the selling stockholders	5,625,000 shares

Common stock to be outstanding after this offering	20,122,971 shares (or 21,367,971 shares if the underwriters exercise in full their option to purchase additional shares)

Common stock ownership	After this offering, our major stockholder, Weston Presidio V, L.P., will beneficially own shares of our common stock, which in the aggregate will represent approximately 49.3% of the outstanding shares of our common stock, or 44.0% if the underwriters’ option to purchase additional shares is exercised in full. Our executive officers, directors and selling stockholders, including Weston Presidio V, L.P., will beneficially own, in the aggregate, approximately 58.3% of our outstanding common stock (approximately 52.3% if the underwriters’ overallotment option is exercised in full).

Initial public offering price	$13.00 per share

Use of proceeds	We estimate that the net proceeds we will receive from this offering, after deducting underwriting discounts and other estimated offering expenses payable by us, will be approximately $29.3 million. We intend to use the net proceeds we will receive from this offering to repay, repurchase, redeem or otherwise retire (including paying any redemption or repurchase premiums or related pre-payment penalties) existing indebtedness, including potentially, but not limited to, redeeming or repurchasing a portion of our outstanding 11 1/2% senior secured notes due 2014, or repaying our $6.3 million promissory note issued in the APF Acquisition.

Capitalization	The “Capitalization” section on page 32 of the Preliminary Prospectus has been revised as set forth below.

Dilution	The initial public offering price of $13.00 per share is substantially higher than the net tangible book value per outstanding share of our common stock. Our net tangible book value per share as of November 26, 2009, on a pro forma basis to give effect to the reorganization transactions, this offering and the application of the net proceeds thereof, is $2.08 per share. New investors will incur immediate and substantial dilution of $10.92 per share in the pro forma net tangible book value per share of our common stock. In addition, we have outstanding options with exercise prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of November 26, 2009:

•	on an actual basis;

•	on a pro forma basis to give effect to the reorganization transactions; and

•

on a pro forma as adjusted basis to give effect to (1) the reorganization transactions, (2) the adoption of our amended and restated certificate of incorporation in connection with this offering, (3) our sale of 2,675,000 shares of common stock in this offering at the initial public price of $13.00 per share and after deducting the estimated underwriting discounts and other offering expenses payable by us, (4) the repayment of indebtedness with the proceeds from this offering and (5) the payment of an estimated $2.4 million in redemption or repurchase premiums or penalties.

You should read the information set forth below in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of November 26, 2009
	Actual	Pro Forma	Pro Forma As Adjusted(1)
		(unaudited)	(unaudited)
	(dollars in thousands, except per share data)
Cash and cash equivalents(2)	$7,149	$7,149	$7,149

Total debt(3):
11 1/2% senior secured notes due in 2014	246,428	246,428	226,458
CityForest industrial revenue bonds	16,355	16,355	16,355
APF Acquisition seller promissory note	6,300	6,300	—
Borrowing under variable rate working capital facility	—	—	—

Total debt	269,083	269,083	242,813
Stockholders’ equity:
Common stock, par value $0.01 per share: 1,000 shares authorized, 100 shares issued and outstanding, actual; 200,000,000 shares authorized, 17,447,971 shares issued and outstanding, pro forma; and 200,000,000 shares authorized, 20,122,971 shares issued and outstanding pro forma as adjusted	—	174	201
Capital in excess of par value	73,285	73,111	102,425
Accumulated earnings	10,726	10,726	8,293
Accumulated other comprehensive (loss) income	351	351	351
Total stockholders’ equity	84,362	84,362	111,270
Total capitalization	$353,445	$353,445	$354,083

(1)	The table above excludes:

•	as of November 26, 2009, 797,499 shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $5.12 per share; and

•

2,795,000 shares reserved for future issuance under our 2010 Equity Compensation Plan, which will become effective prior to the completion of this offering, as more fully described in “Compensation Discussion and Analysis—2010 Equity Compensation Plan”.

(2)	Does not reflect a potential reduction to cash and cash equivalents of up to $0.9 million in connection with the put right granted to certain option holders as described below under the heading “Compensation Discussion and Analysis—Existing Equity Compensation Plans—2006 Stock Option and Restricted Stock Plan.”
(3)	Includes the current portion of long-term debt of $760,000 related to the City Forest industrial revenue bonds at November 26, 2009.

To review the Preliminary Prospectus, click the following link on the SEC website at http://www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site):

http://www.sec.gov/Archives/edgar/data/1295976/000119312510002926/ds1a.htm

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS 0001295976.

CELLU TISSUE HOLDINGS, INC. (“CELLU TISSUE”) HAS FILED A REGISTRATION STATEMENT, INCLUDING A PRELIMINARY PROSPECTUS, WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, FOR THE OFFERING TO WHICH THIS FREE WRITING PROSPECTUS RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS IN THAT REGISTRATION STATEMENT, ANY RELEVANT FREE WRITING PROSPECTUSES AND OTHER DOCUMENTS CELLU TISSUE HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT CELLU TISSUE AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, CELLU TISSUE, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING GOLDMAN, SACHS & CO. TOLL FREE AT 1-866-471-2526 OR EMAILING PROSPECTUS-NY@NY.EMAIL.GS.COM; OR BY CALLING J.P. MORGAN SECURITIES INC. C/O BROADRIDGE FINANCIAL SOLUTIONS TOLL FREE AT 1-866-430-0686.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.